J.P. Morgan Series Trust II

At a Meeting held on September 7, 2004,
the Board of Trustees approved resolutions that would allow the JPMorgan Small Company
Portfolio to change the definition of market capitalization to equal the market capitalization within the universe of securities in the Russell
2000 Index.